Ur-Energy Schedules Q4 2007 Projects Update Webcast

Denver, Colorado (Marketwire – January 31, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or “Corporation”) will conduct a webcast on February 4, 2008 at 11 a.m. Eastern Time to provide a quarterly update on the Corporation and its projects. The following instructions will enable participation in the event.

1.	Register for the event by going to http://events.onlinebroadcasting.com/urenergy/020408/index.php.

2.	On February 4, 2008 at 11 a.m. Eastern Time, go to the link above to listen and watch the presentation.

3.	To call-in to the webcast on February 4th, dial 416-915-9040 locally/internationally or toll-free in North America 866-261-3038.

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and the Company disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.